

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 3, 2017

Nadeem Velani
Vice President and Chief Financial Officer
Canadian Pacific Railway Limited
7550 Ogden Dale Road S.E.
Calgary, Alberta, Canada T2C 4X9

> **Re: Canadian Pacific Railway Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 16, 2017**
> **File No. 001-01342**

Dear Mr. Velani:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis
2017 Outlook, page 32

1. We note you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, adjusted diluted EPS. You state it is not practicable to provide reconciliation to a forward-looking reported diluted EPS, the most comparable GAAP measure, due to unknown variables and uncertainty related to future results. Please identify the information that is unavailable and its probable significance in a location of equal or greater prominence. Refer to the next to last bullet in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 in regard to Non-GAAP Financial Measures (C&DI).

Non-GAAP Measures, page 52

2. Please note the reconciliations of all of your non-GAAP measures should begin with the GAAP measure for equal or greater prominence rather than the non-GAAP measure to which it is reconciled. Refer to Question 102.10 of the C&DI.

Critical Accounting Estimates
Property, Plant and Equipment, page 61

3. It appears track is the largest asset group within your largest property class of "track and roadway." Accordingly, it appears depreciation of this asset group is the largest contributor to your depreciation expense. You disclose that depreciation represents a significant part of operating expenses and the estimates of economic lives are uncertain and can vary due to technological changes or in the rate of wear. In regard to track, please tell us and disclose the material assumptions, judgments, uncertainties and factors most sensitive to change or variability associated with determining the estimates of useful lives, rates of depreciation and depreciation based on usage.

Notes to Consolidated Financial Statements
Note 1: Summary of significate accounting policies
Properties, page 73

4. You disclose that rail and other track material in the U.S. are depreciated based directly on usage. Please tell us and disclose the basis upon which usage is measured and the basis upon which depreciation and associated depreciation rates are computed. In connection with this, tell us and disclose the basis upon which track located in Canada is depreciated.

   Additionally, please tell us and disclose how depreciation that is usage based and non-usage based is factored into determining the average annual depreciation rates disclosed in note 12 – Properties.

5. You disclose you follow group depreciation which groups assets that are similar in nature and have similar economic lives. Since individual assets are pooled together in a group, please tell us and disclose how you determine the book value and associated accumulated depreciation of assets that are sold or otherwise disposed within a particular asset group.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure